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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

QUALITY PRODUCTS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

747578 40 9
(CUSIP Number)

Suzanne L. Saxman
D'Ancona & Pflaum LLC, 111 E. Wacker Drive, Suite 2800
Chicago, IL 60601
(312) 602-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2002
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        *  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747578 40 9	SCHEDULE 13D	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
DAN L. DREXLER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
85,000

	8	SHARED VOTING POWER
533,332

	9	SOLE DISPOSITIVE POWER
85,000

	10	SHARED DISPOSITIVE POWER
533,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
618,332

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
19.6%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 747578 40 9	SCHEDULE 13D	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
RICHARD A. DREXLER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
12,500

	8	SHARED VOTING POWER
533,332

	9	SOLE DISPOSITIVE POWER
12,500

	10	SHARED DISPOSITIVE POWER
533,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
545,832

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
17.3%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 747578 40 9	SCHEDULE 13D	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
AUDREY J. EPPINGA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
9,500

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,500

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Less than 1%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 747578 40 9	SCHEDULE 13D	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
SYDNEY EPPINGA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
125,690

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
125,690

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,690

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
4.0%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 747578 40 9	SCHEDULE 13D	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
DALE NEWBERG PENSION TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
628,800

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
628,800

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
628,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
19.9%

14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 747578 40 9	SCHEDULE 13D	Page 7 of 20 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
WYCLIFF INVESTMENTS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
221,050

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
221,050

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
221,050

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
7.0%

14	TYPE OF REPORTING PERSON*
CO

CUSIP No. 747578 40 9	SCHEDULE 13D	Page 8 of 20 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
DERCO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
15,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Less than 1%

14	TYPE OF REPORTING PERSON*
CO

Item 1.    Security and Issuer.

        This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the common stock, par value $.00001 per share (the "Common Stock") of Quality Products, Inc., a Delaware corporation (the "Issuer" or "Quality Products"). The principal executive offices of the Issuer are located at 560 West Nationwide Boulevard, Columbus, Ohio 43215.

Item 2.    Identity and Background.

        (a)—(c)    This Statement is being filed by a group consisting of the following:

    (i)
    Dan L. Drexler;

    (ii)
    Richard A. Drexler;

    (iii)
    Audrey J. Eppinga;

    (iv)
    Sydney Eppinga;

    (v)
    The Dale Newberg Pension Trust;

    (vi)
    Wycliff Investments, Inc.; and

    (vii)
    Derco Limited.

The above are collectively referred to as the "Reporting Persons".

        Dan L. Drexler is an independent business consultant. Dan Drexler's business address is 875 North Michigan Avenue, Suite 3350, Chicago, Illinois 60611. Dan L. Drexler is a United States citizen.

        Richard A. Drexler is an independent business consultant. Richard A. Drexler's business address is 711 North McKinley Road, Suite 6, Lake Forest, Illinois, 60045. Richard Drexler is a United States citizen.

        Audrey J. Eppinga is an individual investor and Sydney Eppinga's spouse. Mrs. Eppinga's business address is 3341 Fig Ave., Rock Valley, Iowa 51247. Mrs. Eppinga is a United States citizen.

        Sydney Eppinga's primary business is agricultural sales, and he is Audrey Eppinga's spouse. Mr. Eppinga's business address is 3341 Fig Ave., Rock Valley, Iowa 51247. Mr. Eppinga is a United States citizen.

        The Dale Newberg Pension Trust is a pension trust formed under the laws of the State of Florida to hold the pension assets of Dale Newberg. Mrs. Newberg's principal occupation is as an individual investor. The Pension Trust is controlled by a trustee, Dale Newberg. The business address of the Pension Trust is 550 North Island, Garden Beach, Florida, 33160. Mrs. Newberg is a United States citizen.

        Wycliff Investments is a company formed under the laws of the Cayman Islands. The business address for Wycliff Investments is P.O. Box 1369, Grand Cayman, Cayman Islands. Wycliff Investments is managed by a board of directors. The name, address and principal occupation of each of the directors of Wycliff is attached hereto as Appendix A.

        Derco Limited is a company formed under the laws of the Cayman Islands. The business address for Derco Limited is P.O. Box 1369, Grand Cayman, Cayman Islands. Derco Limited is managed by a board of directors. The name, address and principal occupation of each of the directors of Wycliff is attached hereto as Appendix B.

        (d)  During the last five years, none of the Reporting Persons (and none of the directors of Wycliff Investments and Derco Limited or trustees of the Dale Newberg Pension Trust), have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)  During the last five years, none of the Reporting Persons (and none of the directors of Wycliff Investments and Derco Limited or trustees of the Dale Newberg Pension Trust), have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

        Not applicable.

Item 4.    Purpose of Transaction.

        On June 25, 2002 the Reporting Persons entered into that certain Agreement Among Stockholders (the "Stockholders Agreement") for the purpose of acting in unison in order to (i) demand that the Issuer call a special meeting of its stockholders, and (ii) voting their shares in unison at such special meeting of the stockholders of the Issuer. In particular, under the terms of the Stockholders Agreement the Reporting Persons have agreed to vote in unison in order to (i) increase the number of directors of the Issuer by four directors, and (ii) elect Dan L. Drexler, Michael Goldberg, Dale Newberg and S. James Perlow (or their designees) to fill the vacancies on the board of directors caused by the increase in directors of the Issuer.

        A copy of the Agreement is attached to this Schedule 13D as Exhibit 1.

Item 5.    Interest in Securities of the Issuer.

        (a)  Dan L. Drexler beneficially owns 618,332 shares of Common Stock of the Issuer which represents 19.6% of the 3,151,132 shares of Common Stock outstanding as reported by the Issuer on May 10, 2002 in the Issuer's Quarterly Report on Form 10-Q.

        Richard A. Drexler beneficially owns 12,500 shares of Common Stock of the Issuer in an individual retirement account which represents less than one percent of the 3,151,132 shares of Common Stock outstanding as reported by the Issuer on May 10, 2002 in the Issuer's Quarterly Report on Form 10-Q

        Audrey J. Eppinga beneficially owns 9,500 shares of Common Stock of the Issuer which represents less than one percent of the 3,151,132 shares of Common Stock outstanding as reported by the Issuer on May 10, 2002 in the Issuer's Quarterly Report on Form 10-Q.

        Sydney Eppinga beneficially owns 125,690 shares of Common Stock of the Issuer which represents 4.0% percent of the 3,151,132 shares of Common Stock outstanding as reported by the Issuer on May 10, 2002 in the Issuer's Quarterly Report on Form 10-Q.

        The Dale Newberg Pension Trust beneficially owns 628,800 shares of Common Stock of the Issuer which represents 19.9% of the 3,151,132 shares of Common Stock outstanding as reported by the Issuer on May 10, 2002 in the Issuer's Quarterly Report on Form 10-Q.

        Wycliff Investments beneficially owns 221,050 shares of Common Stock of the Issuer which represents 7.0% of the 3,151,132 shares of Common Stock outstanding as reported by the Issuer on May 10, 2002 in the Issuer's Quarterly Report on Form 10-Q.

        Derco Limited beneficially owns 15,000 shares of Common Stock of the Issuer which represents less than one percent of the 3,151,132 shares of Common Stock outstanding as reported by the Issuer on May 10, 2002 in the Issuer's Quarterly Report on Form 10-Q.

        In the aggregate, the Reporting Persons hold 1,630,872 shares of the Common Stock of the Issuer which represents 51.8% of the 3,151,132 shares of Common Stock outstanding as reported by the Issuer on May 10, 2002 in the Issuer's Quarterly Report on Form 10-Q.

        (b)  Except for the arrangements noted in Item 6 below, each of the Reporting Persons has the sole power to vote and dispose of its Common Stock in the Issuer.

        (c)  On April 9, 2002, the Dale Newberg Pension Trust purchased 10,000 shares of the Issuer on the open market, and purchased an additional 6,000 shares on the open market on June 13, 2002. Except for the foregoing, to the knowledge of the Reporting Persons no transactions in the Issuer's Common Stock have been effected by any of the Reporting Persons during the past sixty days.

        (d)  None.

        (e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Under the terms of the Stockholders Agreement, each of the Reporting Persons has agreed that, until such time as the Stockholders Agreement has terminated, such Reporting Person will vote its shares of Common Stock (i) to demand that the Issuer call a special meeting of stockholders of the Issuer for the purpose of (A) increasing the size of the board of directors of the Issuer to eight directors, and (B) electing elect Dan L. Drexler, Richard A. Drexler, Dale Newberg and S. James Perlow (or any of their designees) to the board of directors of the Issuer. In addition, each Reporting Person has granted unto Richard A. Drexler an irrevocable proxy to vote their shares of Common Stock with respect to such increase in the size of the board of directors and the election of the director nominees chosen pursuant to the Stockholders Agreement. The Stockholders Agreement will terminate in its entirety on the first to occur of: (a) March 25, 2003; (b) upon the election of the four director nominees to the board of directors of the Issuer, or (c) the mutual agreement of all Reporting Persons.

        Richard A. Drexler is Dan L. Drexler's father. Richard and Dan Drexler entered into an "Agreement of Joint Ownership," effective as of October 5, 2001, and agreed that all profits or losses or cash distributions arising from the ownership of the shares of the Issuer's Common Stock will be divided equally among them. In addition, the agreement gives a right of first refusal to either party in the event of the death of the other party. The agreement also states that voting decisions with respect to the sale, transfer or disposition of the Issuer's Common Stock shall be made jointly by the parties.

Item 7.    Material to be filed as Exhibits.

Exhibit 1	Agreement Among Stockholders, dated June 25, 2002, by and among Dan L. Drexler, Richard A. Drexler, Audrey J. Eppinga, Sydney Eppinga, the Dale Newberg Pension Trust, Wycliff Investments and Derco Limited.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2002
/s/ DAN L. DREXLER Dan L. Drexler
/s/ RICHARD A. DREXLER Richard A. Drexler
/s/ AUDREY J. EPPINGA Audrey J. Eppinga
/s/ SYDNEY EPPINGA Sydney Eppinga
DALE NEWBERG PENSION TRUST
/s/ DALE NEWBERG Dale Newberg, Trustee
WYCLIFF INVESTMENTS
	By:	/s/ ROBERT OOSTERWYCK
	Its:	President
DERCO LIMITED
	By:	/s/ ROBERT OOSTERWYCK
	Its:	President
ATTENTION:	INTENTIONAL MISSTATEMENTS OR OMMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

APPENDIX A

Directors of Wycliff Investments, Inc.

Name	Address	Occupation
Robert Oosterwyck	P.O. Box 1369 GT Grand Cayman, Cayman Islands	Corporate Manager
Simon K. Hearn	P.O. Box 1369 GT Grand Cayman, Cayman Islands	Attorney

APPENDIX B

Directors of Derco Limited

Name	Address	Occupation
Robert Oosterwyck	P.O. Box 1369 GT Grand Cayman, Cayman Islands	Corporate Manager
Simon K. Hearn	P.O. Box 1369 GT Grand Cayman, Cayman Islands	Attorney

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be filed as Exhibits.
Signature
APPENDIX A
APPENDIX B